Simmons First National Corporation

501 Main Street

Pine Bluff, Arkansas 71601

September 29, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Simmons First National Corporation
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-197708

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Simmons First National Corporation (the “Company”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-197708), so that the Registration Statement will become effective at 4:00 p.m. Eastern Time on Wednesday, October 1, 2014, or as soon as possible thereafter.

Pursuant to this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SIMMONS FIRST NATIONAL CORPORATION

By:	/s/ George A. Makris, Jr.
Name: George A. Makris, Jr.
Title: Chairman and Chief Executive Officer